May 18, 2010
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	Continucare Corporation Form 10-K for the Fiscal Year Ended June 30, 2009 Form 10-K/A for the Fiscal Year Ended June 30, 2009 File No. 1-12115
Dear Mr. Rosenberg:
On behalf of Continucare Corporation (the “Company”), I hereby respond to the Staff’s comment letter, dated May 4, 2010, regarding the above-referenced Form 10-K and Form 10-K/A. Please note that, for the Staff’s convenience, I have recited the Staff’s comments in boldface type and provided the response to each comment immediately thereafter.
Form 10-K for the fiscal year ended June 30, 2009
Note 2- Summary of Significant Policies
Due from HMO’s, page F-9
1.	Refer to your response to our comment 2. Please revise your disclosure to clarify the contractual relationship you have with your customers (i.e. HMO’s) similar to that you provided in your response to our initial comment. Please also clarify the nature of your payments to HMO’s.
In response to the Staff’s comment, in future filings, beginning with the Company’s Form 10-K for the fiscal year ending June 30, 2010, the Company proposes to revise its disclosure to clarify the contractual relationship it has with its HMO affiliates as follows:

Jim B. Rosenberg
Senior Assistant Chief Accountant
May 18, 2010

Due from HMOs
Under the terms of our contracts with our HMO affiliates, we have the right to offset amounts due to our HMO affiliates against amounts our respective HMO affiliates owe us and each of our HMO affiliates has a comparable right.
Our HMO affiliates process and pay medical claims and certain other costs on our behalf. Based on the terms of the contracts with our HMO affiliates, we receive a net payment from our HMO affiliates that is calculated by offsetting revenue earned with medical claims expense, calculated as claims paid on our behalf plus an amount reserved for claims incurred but not reported. Therefore, the amounts due from the HMOs are presented on the balance sheet net of an estimated liability for claims incurred but not reported, which is independently calculated by us based on historical data adjusted for payment patterns, cost trends, utilization of health care services and other relevant factors. In the event medical claims expense exceeds revenue, our HMO affiliates have the right to offset future payments owed to us by the amount of such deficit.
Form 10-K/A for the fiscal year ended June 30, 2009
2.	We note your response to comment 3. Please provide a detailed analysis supporting your determination that the agreements with Dr. Cruz, the Centers for Medical Excellence and the joint venture agreement with Dr. Jacob Nudel are not material. Additionally, please revise your disclosure of these agreements to address the following:
•	The amounts received by the Centers for Medical Excellence in each of the last two fiscal years;
•	The expiration dates for the agreements with the Centers for Medical Excellence;
•	What a “special purpose provider network” is;
•	The revenue and cost sharing provisions of the joint venture agreement;
•	When the joint venture agreement expires; and
•	All other material terms of the agreement.
The Company respectfully advises the Staff that it believes that the agreements with Dr. Cruz, the Centers of Medical Excellence and the joint venture agreement with Dr. Jacob Nudel (the “Agreements”) are not material agreements for the purposes of Item 601(b)(10) of Regulation S-K, specifically Item 601(b)(10)(ii) of Regulation S-K, which states that any contract to which directors, officers, promoters, voting trustees, security holders named in the report, or underwriters are parties are to be filed as material agreements, except where immaterial in amount or significance. The Company believes the Agreements are immaterial in amount for the following reasons:

Jim B. Rosenberg
Senior Assistant Chief Accountant
May 18, 2010

•	For Fiscal 2009 and 2008, the expenses related to the lease agreements with Dr. Cruz were approximately $0.4 million per year, or approximately 0.2% of total operating expenses.
•	For Fiscal 2009 and 2008, the Company incurred an operating loss of $0.2 million, or 0.8% of total income before income tax provision, and $0, respectively, in connection with the agreements for the Centers of Medical Excellence.
•	For Fiscal 2009, the Company recorded expenses of approximately $0.3 million, or approximately 0.1% of total operating expenses, which represented contributions to fund operations of the joint venture with Dr. Nudel. The Company entered into the joint venture with Dr. Nudel during Fiscal 2009.
In response to the Staff’s comment, in future filings, beginning with the Company’s Proxy Statement for its 2011 Annual Meeting or, if appropriate, Form 10-K/A for the year ending June 30, 2010, the Company will expand its disclosure regarding these Agreements as follows:
Lease Agreements
As a result of the acquisition of the MDHC Companies, we became a party to two lease agreements for office space owned by Dr. Luis Cruz and Jose M. Garcia, principal owners of the MDHC Companies. Dr. Cruz was a director of the Company through February 9, 2010 and Mr. Garcia was an officer of the Company through January 15, 2009. We terminated one of the lease agreements effective September 30, 2007. For Fiscal 2010, expenses related to the remaining lease were approximately $0.4 million. The remaining lease is scheduled to terminate on December 31, 2011 with an option to renew for an additional five years.
Agreements with Centers of Medical Excellence, Inc.
Effective November 1, 2007, we entered into agreements with Centers of Medical Excellence, Inc., an entity owned by Dr. Cruz pursuant to which this entity acted as one of our independent physician affiliates in connection with the provision of primary care health services to a limited number of Medicare Advantage members enrolled in plans sponsored by CarePlus Health Plans, Inc. Dr. Cruz was a director of the Company through February 9, 2010. The arrangement was on substantially similar terms to arrangements we have with our other independent physician affiliates under at risk arrangements where we provide medical utilization services and pay a primary care capitation fee to the provider. Under this arrangement, CarePlus paid us a monthly capitation fee based on the number of CarePlus Medicare Advantage members who selected Centers of Medical Excellence as their primary care provider and we in turn paid a monthly primary care capitation fee to Centers of Medical Excellence. Centers of Medical Excellence was also eligible to receive a bonus from us if they operated in a cumulative surplus. For Fiscal 2010 and 2009, the Centers of Medical Excellence received approximately $0.3 million and $0.4 million, respectively, from us in connection with these agreements. Effective December 31, 2009, we terminated our agreements with Centers of Medical Excellence, Inc.

Jim B. Rosenberg
Senior Assistant Chief Accountant
May 18, 2010

Joint Venture with Dr. Nudel
On October 23, 2008, we entered into a joint venture with Dr. Jacob Nudel, a director of the Company, that sought to establish medical provider networks to provide services on an outpatient basis to patients sustaining injuries related to automobile accidents, which we refer to as special purpose provider networks. Under the revenue and cost sharing provisions of the joint venture, provided that we had a liquidation preference with respect to 100% of our capital contributions, (i) all ordinary cash flow of the joint venture would have been distributed to us and Dr. Nudel, pro rata in accordance with the parties ownership interest, and (ii) all net proceeds from capital transaction or liquidation proceeds would have been distributed, first, to us until such time as we had received aggregate distributions equal to our aggregate capital contributions, and thereafter, to us and Dr. Nudel, pro rata in accordance with the parties ownership interest. The Company and Dr. Nudel each had a 50% ownership interest in the joint venture. For Fiscal 2010 and 2009, we recorded operating expenses of approximately $0.4 million and $0.3 million, respectively, related to the joint venture. In April 2010, we terminated the business activities of the joint venture and recognized a loss on impairment of fixed assets of approximately $0.2 million during Fiscal 2010.
Long-Term Equity Incentive Compensation, page 8
3.	Please expand your proposed disclosure further to include the factors considered by the Compensation Committee for each named executive officer in evaluating that officer’s, “past and expected future contribution to matters that drive long-term shareholder value” in order to determine the long-term equity incentives awarded.
In response to the Staff’s comment, in future filings, beginning with the Company’s Proxy Statement for its 2011 Annual Meeting or, if appropriate, Form 10-K/A for year ending June 30, 2010, the Company will, as appropriate based on the Committee’s activities, expand its disclosure further to include the factors considered by the Compensation Committee for each named executive officer in evaluating that officer’s, “past and expected future contribution to matters that drive long-term shareholder value” in order to determine the long-term equity incentive awards, substantially as follows:
As with base salary determinations, the Committee does not use any specific formula, factors, or particular criteria that must be met by each executive officer and does not assign any relative weight to any factors or criteria it considers when granting stock options. Rather, the Committee exercises its judgment and discretion by considering all factors that it deems relevant at the time of such grants. For example, in determining grants of stock options made in Fiscal 2009, the Committee considered the most significant factors driving our shareholder value, including: (i) our Fiscal 2008 results of operations and financial position, including our growth in revenue, income from operations, operating margins and net income, as described above in connection with base salary determinations, (ii) each executive officer’s position with the Company, and (iii) each executive officer’s past and expected future contribution to matters that drive long-term shareholder value. In evaluating each executive officer’s past and expected future contribution to

Jim B. Rosenberg
Senior Assistant Chief Accountant
May 18, 2010

matters that drive long-term shareholder value, the Committee reviewed the following factors: (i) the execution, implementation, and integration of our acquisition strategy, particularly the continued integration of the MDHC Companies, (ii) the execution of our stock repurchase plan and (iii) our history of revenue and profit growth and improvement in financial position. Moreover, these factors were not quantified nor given any particular weighting in determining grants of stock options. Rather, the Committee relied on its own business experience and judgment in determining the grants. After reviewing the factors set forth above, the Committee determined the amounts of grants to be awarded based on the Committee’s view of the relative responsibility of each executive officer’s position with the Company. As a result, our Chief Executive Officer received a significantly larger grant of stock options than our other executive officers. Our Senior Vice President — Finance, Chief Financial Officer, Treasurer and Secretary and Executive Vice President — Operations received the same grant of stock options in Fiscal 2009, as the Committee viewed these positions as having a similar amount of relative responsibility in contributing to the factors driving long-term shareholder value during Fiscal 2009. Our Senior Vice President — Marketing and Business Development received a smaller grant of stock options in Fiscal 2009, as the Committee viewed this position as having less impact on the factors driving long-term shareholder value than the positions of Senior Vice President — Finance, Chief Financial Officer, Treasurer and Secretary and Executive Vice President — Operations during Fiscal 2009.
Annual Cash Incentive Program, page 8
4.	We note that the annual cash incentive amounts awarded to each named executive officer were significantly different, both as amounts and as percentages of base salary. Please expand your proposed disclosure further to include the factors considered by, and the analysis conducted by the Compensation Committee in determining the amounts to award from the overall bonus pool to each named executive officer.
In response to the Staff’s comment, in future filings, beginning with the Company’s Proxy Statement for its 2011 Annual Meeting or, if appropriate, Form 10-K/A for year ending June 30, 2010, the Company will, as appropriate based on the Committee’s activities, expand its disclosure further to include the factors considered by the Committee, and the analysis conducted by the Committee, in determining the amounts to award from the overall bonus pool to each named executive officer, substantially as follows:
As with the determination of base salary and grants of stock options, the Committee does not follow any specific formula, factors, or particular criteria that must be met by each executive officer and does not assign any relative weight to any factors or criteria it considers in determining amounts to distribute from the bonus pool to each executive officer. For example, in making distributions from the bonus pool in Fiscal 2009, the Committee considered the most significant factors driving our shareholder value, including: (i) our Fiscal 2008 results of operations and financial position, including our growth in revenue, income from operations,

Jim B. Rosenberg
Senior Assistant Chief Accountant
May 18, 2010

operating margins and net income, as described above in connection with base salary determinations and (ii) each executive officer’s position, responsibilities, and relative contribution to the achievement of our business plan. Moreover, these factors were not quantified nor given any particular weighting in determining amounts to distribute from the bonus pool to each executive officer. Rather the Committee relied on its own business experience and judgment in determining distributions from the bonus pool. After reviewing the factors set forth above, the Committee determined the distributions to be awarded based on the Committee’s view of the relative responsibility of each executive officer’s position with the Company. As a result, our Chief Executive Officer received a significantly larger distribution than our other executive officers. Our Senior Vice President — Finance, Chief Financial Officer, Treasurer and Secretary and Executive Vice President — Operations received the same distribution in Fiscal 2009, as the Committee viewed these positions as having a similar amount of relative responsibility in contributing to the achievement of our business plan during Fiscal 2009. Our Senior Vice President — Marketing and Business Development received a smaller distribution in Fiscal 2009, as the Committee viewed this position as having less impact on the factors driving the achievement of our business plan than the positions of Senior Vice President — Finance, Chief Financial Officer, Treasurer and Secretary and Executive Vice President — Operations during Fiscal 2009.
* * *
In connection with responding to the Commission’s comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 500-2105.

Sincerely, CONTINUCARE CORPORATION
/s/ Fernando Fernandez
Fernando L. Fernandez
Senior Vice President — Finance, Chief Financial Officer, Treasurer and Secretary

Jim B. Rosenberg
Senior Assistant Chief Accountant
May 18, 2010

cc:	United States Securities and Exchange Commission
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